VirZOOM, INC.

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023
AND
DECEMBER 31, 2022

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



10586 W Pico Blvd, Suite 224, Los Angeles, CA 90064
www.setapartfinancial.com
213-814-2809

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
VirZOOM, Inc.
Los Angeles, California

Opinion

We have audited the financial statements of VirZOOM, Inc., which comprise the balance sheets as of December 31, 2023, and December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of VirZOOM, Inc. as of December 31, 2023, and December 31, 2022, and the result of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of VirZOOM, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about VirZOOM Inc.'s ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of VirZOOM, Inc.'s internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about VirZOOM, Inc.'s ability to continue as a going concern for a reasonable period of time

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 25, 2024
Los Angeles, California

VIRZOOM INC.
BALANCE SHEETS

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	42,931	$	93,243
Accounts receivable		12,627		17,975
Other current assets		32,310		32,119
Total Current Assets		**87,868**		**143,337**
Total Assets	$	**87,868**	$	**143,337**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	209,408	$	228,893
Credit cards		242		1,454
Promissory Notes		179,120		111,578
Convertible Notes		1,415,000		620,000
Other current liabilities		1,285,914		1,277,279
Total Current Liabilities		**3,089,684**		**2,239,204**
PPP Loan		38,400		38,400
Total Liabilities		**3,128,084**		**2,277,604**
STOCKHOLDERS EQUITY				
Common Stock		740		740
Preferred Stock		654		650
Additional Paid-In Capital		16,515,007		16,299,821
Equity issuance costs		(225,589)		(201,469)
Accumulated Deficit		(19,331,028)		(18,234,009)
Total Stockholders' Equity		**(3,040,216)**		**(2,134,267)**
Total Liabilities and Stockholders' Equity	$	**87,868**	$	**143,337**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	867,152	$	496,629
Cost of Goods Sold		193,480		174,270
Gross profit		673,672		322,360
Operating expenses				
General and Administrative		1,891,124		1,857,045
Sales and Marketing		52,621		177,057
Total operating expenses		1,943,745		2,034,103
Operating Income/(Loss)		(1,270,073)		(1,711,743)
Interest Expense		(80,395)		(132,094)
Other Income		253,449		-
Income/(Loss) before provision for income taxes		(1,097,019)		(1,843,836)
Benefit/(Provision) for income taxes		-		-
Net Income/(Net Loss)	$	**(1,097,019)**	$	**(1,843,836)**

See accompanying notes to financial statements.

3

VirZOOM Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Common Stock		Preferred Stock		Additional Paid-In Capital	Equity issuance costs	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount				
Balance—December 31, 2021	**7,404,009**	**$ 740**	**50,881,449**	**509**	**$ 11,887,094**	**$ (109,392)**	**$ (16,390,173)**	**$ (4,611,223)**
Conversion of notes	-	-	10,711,249	107	3,173,732	-	-	3,173,839
Issuance of preferred shares	-	-	3,409,464	34	1,081,092	(92,077)	-	989,049
expense	-	-	-	-	157,903	-	-	157,903
Net income/(loss)	-	-			-	-	(1,843,836)	(1,843,836)
Balance—December 31, 2022	**7,404,009**	**$ 740**	**65,002,162**	**$ 650**	**$ 16,299,821**	**$ (201,469)**	**$ (18,234,010)**	**$ (2,134,267)**
Conversion of notes	-	-	-	-	-	-	-	-
Issuance of preferred shares	-	-	427,683	4	139,542	(24,120)	-	115,426
expense	-	-	-	-	75,644	-	-	75,644
Net income/(loss)	-	-			-	-	(1,097,018)	(1,097,018)
Balance—December 31, 2023	**7,404,009**	**$ 740**	**65,429,845**	**$ 654**	**$ 16,515,007**	**$ (225,589)**	**$ (19,331,027)**	**$ (3,040,215)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(1,097,019)	$	(1,843,836)
Adjustments to reconcile net income to net cash provided/(used)				
by operating activities:				
Stock-based Compensation Expense		75,644		157,903
Changes in operating assets and liabilities:				
Inventory		-		8,649
Accounts Receivable		5,348		2,766
Prepaids and Other Current Assets		(191)		(15,701)
Accounts Payable		(19,485)		(64,803)
Credit Cards		(1,212)		(8,705)
Other Current Liabilities		8,635		276,921
Net Cash Used in Operating Activities		**(1,028,280)**		**(1,486,806)**
CASH FLOW FROM INVESTING ACTIVITIES				
Net Cash Provided/(Used) in Investing Activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from Issuance of Preferred Shares, net		115,426		989,049
Borrowing on Notes		862,541		620,000
Repayment of Notes		-		(78,669)
Net Cash Provided by Financing Activities		**977,968**		**1,530,380**
Change in Cash & Cash Equivalents		(50,312)		43,574
Cash—Beginning of the Year		93,243		49,669
Cash—End of the Year	$	**42,931**	$	**93,243**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During the Year for Interest	$	-	$	-

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

VirZOOM Inc. was incorporated on February 13, 2015, in the state of Delaware. The financial statements of VirZOOM Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Cambridge, Massachusetts.

VirZOOM Inc. operates in the gaming and technology industry, specifically the virtual reality sector. The Company offers virtual reality exercise games on a subscription basis.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022, the Company's cash and cash equivalents do not exceed FDIC insured limits.

Income Taxes

VirZOOM Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense. The Company has filed its corporate income tax return for the period ended December 31, 2022. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2022 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instrument – Credit Losses.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined that allowance for expected credit loss is not material to the financial statements.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to, in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue is recognized at the point in time when control of the goods is transferred to the customer, which typically occurs at the following times: Online Sales: Revenue is recognized at a point in time when the services are delivered to the customer.

The Company earns revenue from virtual reality exercise games on subscription basis.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $52,621 and $177,057 respectively, which are included in sales and marketing expenses.

Equity Issuance Costs

Equity issuance costs are costs directly attributable to issuance of equity securities including preferred stock. These costs generally include underwriting fees, legal fees, accounting fees, printing and filing fees, and other costs associated with issuance of equity securities. The company expenses these costs as incurred.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2024, which is the date the financial statements were issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current assets consist of the following items:

As of Year Ended December 31,	2023	2022
Prepaid expenses	$ 19,305	$ 19,305
Undeposited fees	13,004	12,814
Total Other Current Assets	**$ 32,310**	**$ 32,119**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Accrued expenses	$ 1,229,206	$ 1,216,611
Customer deposits	51,561	58,661
Tax liability	5,147	2,007
Total Other Current Liabilities	**$ 1,285,914**	**$ 1,277,279**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 100,141,196 shares of Common Stock with a $0.0001 par value. As of December 31, 2023 and 2022, 7,404,009 shares of Common Stock have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 76,263,234 shares of Preferred Stock with a $0.00001 par value. As of December 31, 2023, and December 31, 2022, 65,002,162 and 65,429,845 shares of preferred stock, respectively, have been issued and outstanding.

5. SHARE BASED COMPENSATION

During 2015, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 13,194,700 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of four years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Stock Options

The Company granted stock options. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of Year Ended December 31,	2023
Expected life (years)	5.47
Risk-free interest rate	2.77%
Expected volatility	28%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's stock options.

The expected term of stock options is calculated using the simplified method which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2021	2,000,000	$	0.23	7.15
Exercisable Options at December 31, 2021	2,000,000	$	0.23	7.15
Granted	10,900,000	$	-	9.27
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2022	12,900,000	$	0.23	8.79
Exercisable Options at December 31, 2022	12,900,000	$	0.23	8.79
Granted	-	$	-	
Exercised	-	$	-	
Expired/Cancelled	-	$	-	
Outstanding at December 31, 2023	12,900,000	$	0.23	7.79
Exercisable Options at December 31, 2023	12,900,000	$	0.23	7.79

Stock option expense for the year ended December 31, 2023 and December 31, 2022 was $75,644 and $157,903 respectively.

6.   DEBT

Loans and Promissory Notes

The details of the Company's loan and promissory notes for the years presented are as follows:

					For the Year Ended December 2023			For the Year Ended December 2022		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Promissory Notes 2021 (various lenders)	$ 111,578	8.00%	2021	2022	$ 111,578	$ -	$ 111,578	$ 111,578	$ -	$ 111,578
Promissory Notes 2022 (various lenders)	67,541	8.00%	2023	2024	67,541	-	67,541	-	-	-
PPP Loan	38,400	3.75%	2020	2050	-	38,400	38,400	-	38,400	38,400
Total					$ 179,119	$ 38,400	$ 38,400	$ 111,578	$ 38,400	$ 38,400

The summary of the future maturities is as follows:

As of Year Ended December 31,	
2024	$ 179,119
2025	-
2026	-
2027	-
Thereafter	38,400
Total	$ 217,519

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2023			For the Year Ended December 2022		
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Convertible Notes 2022 (various lenders)	$ 620,000	8.00%	2022	2023	$ 620,000	$ -	$ 620,000	$ 620,000	$ -	$ 620,000
Convertible Notes 2023 (various lenders)	795,000	8.00%	2023	2024	795,000	-	795,000	-	-	-
Total					$ 1,415,000	$ -	$ 1,415,000	$ 620,000	$ -	$ 620,000

The convertible notes are convertible into preferred shares at a conversion price. The conversion price is defined as equal to the deemed value per share of the Company's Common Stock (the "Common Stock") on the Maturity Date, which deemed value per share of the Common Stock shall be calculated on a fully diluted basis (x) assuming that the Company's equity value on the Maturity Date is equal to sixteen million dollars ($16,000,000), and (y) and treating (1) all of the Company's convertible preferred stock, convertible notes (but excluding the Related Notes), stock options, warrants and other convertible securities issued and outstanding on the Maturity Date as if they had been converted, exchanged and/or exercised for Common Stock on the Maturity Date and (2) any shares of Common Stock reserved for issuance under a stock option pool or other equity incentive pool existing on the Maturity Date as if such shares of Common Stock were issued and outstanding on the Maturity Date (the "Capped Conversion Price").

Since the conversion feature is convertible into a variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Convertible Note Conversion

During 2022, the Company converted $3,151,617 of notes and $22,222 of related accrued interest into 10,711,249 shares of Preferred Stock Series A1-A4. There were no conversions in 2023.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023, consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (318,135)	$ (534,713)
Valuation Allowance	318,135	534,713
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (5,605,998)	$ (5,287,863)
Valuation Allowance	5,605,998	5,287,863
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had net operating loss ("NOL") carryforwards of approximately $19,331,027. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   Related Party

During 2023, the founder of the Company, Eric Janszen has invested an additional $25,000 into Convertible Notes, which carry an interest rate of 8% and have a maturity in 2024.

There were no other related party transactions.

9.   Commitments and Contingencies

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $1,270,073 an operating cash flow loss of $1,028,280, and liquid assets in cash of $42,931, which are less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing in addition to its commercial activities.

11.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2022, through April 25, 2023, which is the date the financial statements were available to be issued.

In the year 2024, the Company issued Convertible Notes in the total sum of $465,000, which carry an interest rate of 8% and have a maturity on December 31, 2024.

On March 8, 2024, shareholders purchased a portion of SS1 and SS3 warrants, the unpurchased remaining warrants expired. 1,732,162 SS1 warrants were exercised for $0.01 pps for $17,322 in additional equity raised. The remaining 1,373,973 SS1 warrants expired. 547,477 SS3 warrants were exercised for $0.22239 pps for $121,753 in additional equity raised. The remaining 496,601 SS3 warrants expired.

There have been no other events or transactions during this time which would have a material effect on these financial statements.